Exhibit 1.01

Conflict Minerals Report of Itron, Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Itron, Inc. (Itron, we, us, our) for calendar year 2013 in accordance with Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934 (the 1934 Act). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company Overview

Itron is a technology company and one of the leading global suppliers of a broad range of standard, advanced, and smart meters and meter communication systems, including network and communication modules, software, and services. Our communications network platform supports robust and standards-based internet protocol, power-line-carrier (PLC), and cellular network protocols according to our customers' needs around the world.

Product Overview

Itron manufactures standard and advanced meters, communications systems, and communication modules. We have determined that certain of these products contain conflict minerals. These products are manufactured in our 23 manufacturing facilities throughout the world and are sold primarily in North America, Europe, Asia, and Latin America.

Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the mines. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	Sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions

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Soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI)

•	Reviewing responses that we received from our suppliers

•	Sending reminders to suppliers who did not respond to our requests for information

Reasonable Country of Origin and Due Diligence Process Overview

A reasonable country of origin inquiry (RCOI) was conducted by providing a supply-chain survey to our significant suppliers of materials and components potentially containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

In accordance with Rule 13p-1, Itron undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in our products. In conducting its due diligence, Itron utilized the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (OECD Framework), an internationally recognized due diligence framework.

Itron’s due diligence efforts also included the Electronic Industry Citizenship Coalition and Global e-Sustainability (EICC/GeSI) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a technology company manufacturing meters, communications systems, and communication modules, Itron is several supplier levels removed from the mining of conflict minerals. Itron does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Itron’s due diligence efforts included:

•Established company management systems

•	Developed a Conflict Minerals Policy

•	Developed a due diligence plan based on the OECD Framework

•	Identified risks in the supply chain

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Compared the smelters and refiners identified in the supply-chain survey responses against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold

Continuous Efforts to Mitigate Risk

In the next compliance period, Itron intends to implement steps to improve the RCOI and due diligence processes and to gather additional information about the source of the conflict minerals used in our products. The steps will include:

•	Continuing to conduct and report annually on supply chain due diligence for the applicable conflict minerals

•	Establish terms and conditions in supplier contracts that stipulate responses to conflict minerals inquiries

•	Attempting to validate supplier responses using information collected through our RCOI